Filed by Great American Group, LLC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alternative Asset Management Acquisition Corp.

ALTERNATIVE ASSET MANAGEMENT ACQUISITION CORP.

590 MADISON AVENUE, 35TH FLOOR

NEW YORK, NY 10022

NOTICE OF SPECIAL MEETING OF WARRANTHOLDERS

OF ALTERNATIVE ASSET MANAGEMENT ACQUISITION CORP.

TO BE HELD ON JULY 28, 2009

To the Warrantholders of Alternative Asset Management Acquisition Corp.:

NOTICE IS HEREBY GIVEN that the special meeting of warrantholders (“Warrantholder Special Meeting”) of Alternative Asset Management Acquisition Corp. (“AAMAC”), a Delaware corporation, will be held at 10:00 a.m. Eastern time, on July 28, 2009, at the offices of Ellenoff Grossman & Schole LLP, AAMAC’s counsel, at 150 East 42nd Street, New York, New York 10017. You are cordially invited to attend the Warrantholder Special Meeting, which will be held for the following purposes:

(1) The Warrant Redemption Proposal—to consider and vote upon a proposal to amend the warrant agreement (the “Warrant Agreement”), which governs the terms of AAMAC’s outstanding warrants, including those held by AAMAC’s sponsors, which were issued in the private offering consummated immediately prior to AAMAC’s initial public offering, in connection with AAMAC’s consummation of the transactions contemplated by the Agreement and Plan of Reorganization, dated as of May 14, 2009, as amended by Amendment No. 1 to the Agreement and Plan of Reorganization, dated as of May 29, 2009, as further amended by Amendment No. 2 to the Agreement and Plan of Reorganization dated July 8, 2009 (as amended, “Purchase Agreement”), by and among AAMAC, Great American Group, Inc., a newly-formed Delaware corporation and wholly-owned subsidiary of AAMAC (the “Company”), and AAMAC Merger Sub, Inc., a newly-formed Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), on the one hand, and Great American Group, LLC (“Great American”), the members of Great American (the “Great American Members”) and the representative of each of Great American, the Great American Members and the phantom equityholders of Great American (the “Phantom Equityholders”), on the other hand, pursuant to which the Great American Members will contribute all of the membership interests of Great American to the Company in exchange for common stock of the Company and cash (the “Contribution”) and concurrently, Merger Sub will merge with and into AAMAC (the “Merger” and collectively with the Contribution, the “Acquisition”). As a result of the Acquisition, each of AAMAC and Great American will be wholly-owned subsidiaries of the Company and outstanding shares of AAMAC common stock and warrants will be exchanged for common stock and warrants, respectively, of the Company. The amendment to the Warrant Agreement would (a) require the Company to redeem all of the outstanding warrants, including those held by AAMAC’s sponsors at any time on or prior to the 90th day following the Acquisition, at a price of $.50 per warrant (the “Warrant Redemption”), (b) delay the commencement of the exercisability of the warrants from immediately following the Acquisition to the 91st day following the consummation of the Acquisition and (c) preclude any adjustment of the Warrants as a result of the Acquisition. This proposal is referred to as the “Warrant Redemption Proposal”.

(2) The Warrantholder Adjournment Proposal—to consider and vote upon a proposal to adjourn the Warrantholder Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Warrantholder Special Meeting, there are not sufficient votes to approve the amendment to the Warrant Agreement. This proposal is referred to as the “Warrantholder Adjournment Proposal”.

(3) Such other procedural matters as may properly come before the Warrantholder Special Meeting or any adjournment or postponement thereof.

Each of these items will be further described in the definitive proxy statement/prospectus to be delivered to you in the coming days and which you are encouraged to read in its entirety before voting. Only holders of record of AAMAC warrants at the close of business on July 8, 2009 are entitled to notice of the Warrantholder Special Meeting and to vote and have their vote counted at the Warrantholder Special Meeting and any adjournments or postponements of the Warrantholder Special Meeting.

After careful consideration, AAMAC’s board of directors has unanimously determined that the Warrant Redemption is fair to and in the best interests of AAMAC and its warrantholders and unanimously recommends that AAMAC warrantholders vote FOR the Warrant Redemption Proposal and FOR the Warrantholder Adjournment Proposal at the Warrantholder Special Meeting.

All AAMAC warrantholders are cordially invited to attend the Warrantholder Special Meeting in person. To ensure your representation at the Warrantholder Special Meeting, however, you are urged to complete, sign, date and return as soon as possible the proxy card that will be included with the definitive proxy statement/prospectus when delivered to you. If you are a holder of record of AAMAC warrants, you may also cast your vote in person at the Warrantholder Special Meeting. If your warrants are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your warrants or, if you wish to attend the Warrantholder Special Meeting and vote in person, obtain a proxy from your broker or bank. If you do not submit your proxy or vote in person at the Warrantholder Special Meeting or, if you hold your warrants through a broker or bank, if you do not instruct your broker how to vote your warrants or obtain a proxy from your broker or bank to vote in person at the Warrantholder Special Meeting, it will have the same effect as a vote against the Warrant Redemption Proposal.

A complete list of AAMAC warrantholders of record entitled to vote at the Warrantholder Special Meeting will be available for ten days before the Warrantholder Special Meeting at the principal executive offices of AAMAC for inspection by warrantholders during ordinary business hours for any purpose germane to the Warrantholder Special Meeting.

As of the record date for the Warrantholder Special Meeting, AAMAC’s initial stockholders, including all of its directors and officers and their affiliates, owned an aggregate of approximately 10.05% of the outstanding warrants of AAMAC. Pursuant to a voting agreement entered into by AAMAC, the Company, Great American and the AAMAC founders in connection with the execution of the Purchase Agreement and as subsequently amended, these warrantholders agreed to vote their AAMAC warrants in favor of the proposals presented at the Warrantholder Special Meeting.

Your vote will be important regardless of the number of warrants you own. Whether you plan to attend the Warrantholder Special Meeting or not, please carefully read, when available, the definitive proxy statement/prospectus and sign, date and return the proxy card mailed therewith as soon as possible using the envelope provided with the definitive proxy statement/prospectus. If your warrants are held in “street name” or are in a margin or similar account, you should contact your broker or bank to ensure that votes related to the warrants you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

July 8, 2009	By Order of the Board of Directors,

/s/ Mark D. Klein
Mark D. Klein
Chief Executive Officer

IF THE ACQUISITION IS NOT COMPLETED AND AAMAC DOES NOT COMPLETE AN INITIAL BUSINESS COMBINATION PRIOR TO AUGUST 1, 2009, YOUR WARRANTS WILL EXPIRE WORTHLESS.

A DESCRIPTION OF THE DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS AND OTHERWISE, OF THE PARTIES IS INCLUDED IN THE PRELIMINARY PROXY STATEMENT OF AAMAC AS WELL AS THE REGISTRATION STATEMENT ON FORM S-4 OF THE COMPANY, INCLUDING UNDER THE SECTION THEREOF ENTITLED “CERTAIN BENEFITS OF AAMAC’S DIRECTORS AND OFFICERS IN THE ACQUISITION” WHICH IS AVAILABLE FREE OF CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) WEBSITE, WWW.SEC.GOV. YOU ARE URGED TO READ, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELATED DOCUMENTS OF AAMAC AND THE EFFECTIVE REGISTRATION STATEMENT OF THE COMPANY, EACH OF WHICH WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEBSITE WHEN FILED. YOU MAY ALSO OBTAIN A COPY OF THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, FROM AAMAC BY REQUEST DIRECTED TO: PAUL D. LAPPING, CHIEF FINANCIAL OFFICER, ALTERNATIVE ASSET MANAGEMENT ACQUISITION CORP., 150 EAST 42ND STREET, NEW YORK, NY 10022; TELEPHONE NO. (212)-409-2434.

ALTERNATIVE ASSET MANAGEMENT ACQUISITION CORP.

590 MADISON AVENUE, 35TH FLOOR

NEW YORK, NY 10022

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF ALTERNATIVE ASSET MANAGEMENT ACQUISITION CORP.

TO BE HELD ON JULY 28, 2009

To the Stockholders of Alternative Asset Management Acquisition Corp.:

NOTICE IS HEREBY GIVEN that the special meeting of stockholders (“Stockholder Special Meeting”) of Alternative Asset Management Acquisition Corp. (“AAMAC”), a Delaware corporation, will be held at 10:30 a.m. Eastern time, on July 28, 2009, at the offices of Ellenoff Grossman & Schole LLP, AAMAC’s counsel, at 150 East 42nd Street, New York, New York 10017. You are cordially invited to attend the Stockholder Special Meeting, which will be held for the following purposes:

(1) The Charter Amendment Proposal—to consider and vote upon an amendment to AAMAC’s amended and restated certificate of incorporation (the “Charter Amendment”) modifying the definition of “business combination” to: (a) permit AAMAC or an affiliate of AAMAC to hold at least 51% of the voting equity interests of the target business, (b) eliminate the requirement that AAMAC control the majority of any governing body of the target business and (c) eliminate the requirement that the fair market value of the target business equal at least 80% of the balance of AAMAC’s trust account. This proposal is referred to as the “Charter Amendment Proposal”.

(2) The Acquisition Proposal—to consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization, dated as of May 14, 2009, as amended by Amendment No. 1 to the Agreement and Plan of Reorganization, dated as of May 29, 2009, as further amended by Amendment No. 2 to the Agreement and Plan of Reorganization dated July 8, 2009 (as amended, “Purchase Agreement”), by and among AAMAC, Great American Group, Inc., a newly-formed Delaware corporation and wholly-owned subsidiary of AAMAC (the “Company”), and AAMAC Merger Sub, Inc., a newly-formed Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), on the one hand, and Great American Group, LLC (“Great American”), the members of Great American (the “Great American Members”) and the representative of each of Great American, the Great American Members and the phantom equityholders of Great American (the “Phantom Equityholders”), on the other hand, and to approve the transactions contemplated thereby, including the contribution by the Great American Members of all of the membership interests of Great American to the Company in exchange for common stock of the Company and cash (the “Contribution”) and the concurrent merger (the “Merger” and, together with the Contribution, the “Acquisition”) of Merger Sub with and into AAMAC as a result of which AAMAC and Great American will become wholly-owned subsidiaries of the Company and outstanding shares of AAMAC common stock and warrants will be exchanged for common stock and warrants, respectively, of the Company. This proposal is referred to as the “Acquisition Proposal”.

(3) The New Charter Provisions Proposals—to consider and vote upon separate proposals to ratify certain material provisions of the Company’s certificate of incorporation that are different from the provisions of AAMAC’s amended and restated certificate of incorporation, including: (i) AAMAC’s amended and restated certificate of incorporation authorizes 120,000,000 shares of common stock and 1,000,000 shares of preferred stock, whereas the Company’s certificate of incorporation authorizes 135,000,000 shares of common stock and 10,000,000 shares of preferred stock; (ii) AAMAC’s amended and restated certificate of incorporation provides that AAMAC’s corporate existence will terminate on August 1, 2009, whereas the Company’s certificate of incorporation provides that the Company’s corporate existence is perpetual; (iii) AAMAC’s amended and restated certificate of incorporation contains provisions which relate to AAMAC’s status as a blank check company whereas the Company’s certificate of incorporation does not; (iv) AAMAC’s amended and restated certificate of incorporation provides that any contracts submitted for a vote at a meeting of stockholders and approved by a majority of the capital stock represented at such meeting and entitled to vote thereat shall be valid and binding as though such contract or act had been approved by or ratified by all stockholders, whether or not such contract or act would be open to legal attack because of directors’ interests or for any other reason, whereas the Company’s certificate or incorporation does not contain such a provision; (v) AAMAC’s amended and restated certificate of incorporation provides that the board of directors shall indemnify to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (“DGCL”) all persons whom it may indemnify pursuant to Section 145 of the DGCL, whereas the Company’s certificate of incorporation provides that the board of directors shall indemnify officers and directors to the extent permitted by Section 145 of the DGCL and that the board of directors, in its sole discretion, may indemnify other persons who are permitted to be indemnified pursuant to Section 145 of the DGCL; and (vi) in its amended and restated certificate of incorporation, AAMAC elected not to be governed by Section 203 of the DGCL, whereas the Company’s certificate of incorporation does not contain such an opt-out provision. This proposal is collectively referred to as the “New Charter Provisions Proposals”.

(4) The Incentive Plan Proposal—to consider and vote upon a proposal to adopt the 2009 Stock Incentive Plan (the “Incentive Plan”), pursuant to which 7,822,000 shares of common stock will be reserved for issuance to directors, executive officers and other employees upon the exercise of various types of equity awards to be granted pursuant to the terms of the Incentive Plan, which will be assumed by the Company if the Acquisition is approved. This proposal is referred to as the “Incentive Plan Proposal”.

(5) The Stockholder Adjournment Proposal—to consider and vote upon a proposal to adjourn the Stockholder Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Stockholder Special Meeting, there are not sufficient votes to approve the Charter Amendment, adopt the Purchase Agreement and approve the Acquisition, approve the New Charter Provisions Proposals, or adopt the Incentive Plan. This proposal is referred to as the “Stockholder Adjournment Proposal”.

(6) Such other procedural matters as may properly come before the Stockholder Special Meeting or any adjournment or postponement thereof.

Each of these items will be further described in the definitive proxy statement/prospectus to be delivered to you in the coming days and which you are encouraged to read in its entirety before voting. Only holders of record of AAMAC common stock at the close of business on July 8, 2009 are entitled to notice of the Stockholder Special Meeting and to vote and have their vote counted at the Stockholder Special Meeting and any adjournments or postponements of the Stockholder Special Meeting.

Conversion Rights

Pursuant to AAMAC’s amended and restated certificate of incorporation, a holder of currently outstanding shares of AAMAC common stock issued in AAMAC’s Initial Public Offering (“IPO”) (the “Public Shares”) may, if the stockholder affirmatively votes against the Acquisition, demand that AAMAC convert such shares into a pro rata portion of the trust account if the Acquisition is consummated. Provided that holders of no more than 30% less one share of the Public Shares exercise their conversion rights (in which case AAMAC will not be permitted to consummate the Acquisition), if properly demanded, immediately prior to the Acquisition, Public Shares with respect to which conversion has been properly demanded will cease to be outstanding and will represent the right to receive a pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the Acquisition. As of June 30, 2009, this would have amounted to approximately $9.84 per share. If you exercise your conversion rights, then you will be exchanging your shares of AAMAC common stock for cash and will no longer own shares of AAMAC or be entitled to receive common stock of the Company in connection with the Acquisition. You will be entitled to receive cash for your Public Shares only if you vote against the Acquisition, properly demand conversion and deliver your Public Shares (either physically or electronically) to AAMAC’s transfer agent prior to the Stockholder Special Meeting. You should read carefully the more detailed information that will be set forth in the definitive proxy statement/prospectus that will be delivered to you, including the information set forth under the caption “Special Meeting of AAMAC Warrantholders and Special Meeting of AAMAC Stockholders—Conversion Rights” for a further description of the conversion rights and for the procedures to be followed if you wish to convert your shares into cash. Holders of Public Shares electing to exercise conversion rights will not be entitled to appraisal rights.

Appraisal Rights

YOU MAY HAVE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this notice as Annex A.

In the event the Company’s securities are not listed on a national securities exchange at the time the Acquisition is consummated, appraisal rights will be available to all AAMAC stockholders pursuant to Section 262 of the DGCL. If appraisal rights are available, holders of shares of AAMAC common stock who do not vote in favor of the Acquisition Proposal and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the Acquisition under Section 262 of the DGCL. If the common stock of the Company is listed on a national securities exchange at the time the Acquisition is consummated, AAMAC stockholders will not be entitled to assert appraisal rights under Section 262. This notice of appraisal rights does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights, if any, under Section 262. Please keep in mind, all references in Section 262 and in this notice of appraisal rights to a “stockholder” are to the record holder of the shares of common stock of AAMAC as to which appraisal rights are asserted. A person having a beneficial interest in shares of common stock of AAMAC held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights, if available.

Under Section 262, where a merger or consolidation agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. To the extent appraisal rights are available in connection with the Acquisition, this notice shall constitute the required notice, and the full text of Section 262 is attached hereto as Annex A. In the event appraisal rights are available in connection with the Acquisition, any holder of common stock of AAMAC who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review this discussion and Annex A carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, AAMAC believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

In the event that appraisal rights are available, under Section 262, holders of shares of common stock of AAMAC who do not vote in favor of the Acquisition Proposal and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Acquisition, together with a fair rate of interest, if any, as determined by the court.

Filing Written Demand

If appraisal rights are available in connection with the Acquisition, any holder of common stock of AAMAC wishing to exercise appraisal rights must deliver to AAMAC, before the vote on the Acquisition Proposal at the Stockholder Special Meeting, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of the adoption of the Purchase Agreement. A holder of shares of AAMAC common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the Acquisition. The stockholder must not vote in favor of the Acquisition Proposal. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the Acquisition Proposal, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the Acquisition Proposal or abstain from voting on the Acquisition Proposal.

If appraisal rights are available in connection with the Acquisition, only a holder of record of shares of AAMAC common stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of common stock of AAMAC should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the Acquisition. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of common stock of AAMAC held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to Alternative Asset Management Acquisition Corp. at 590 Madison Avenue, 35th Floor, New York, New York 10022, Attention: Paul D. Lapping.

Any holder of common stock of AAMAC may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Purchase Agreement by delivering to Company as the surviving entity of the Acquisition, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the Acquisition will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just.

Notice by the Surviving Corporation

If appraisal rights are available in connection with the Acquisition, within 10 days after the effective time of the Acquisition, the Company, as the surviving corporation, must notify each holder of common stock of AAMAC who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the Acquisition Proposal, that the Acquisition has become effective.

Filing a Petition for Appraisal

Within 120 days after the effective time of the Acquisition, but not thereafter, the Company, as the surviving entity of the Acquisition, or any holder of common stock of AAMAC who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all dissenting holders. The Company, as the surviving entity, is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition. Accordingly, it is the obligation of the holders of common stock of AAMAC to initiate all necessary action to perfect their appraisal rights in respect of shares of common stock of AAMAC within the time prescribed in Section 262.

Within 120 days after the effective time of the Acquisition, any holder of common stock of AAMAC who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of shares not voted in favor of the Acquisition Proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation.

Determination of Fair Value

After determining the holders of common stock of AAMAC entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Acquisition, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery will take into account all relevant factors.

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Acquisition if they did not seek appraisal of their shares and that an investment banking opinion as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to fair value under Section 262.

If any stockholder who demands appraisal of shares of common stock of AAMAC under Section 262 fails to perfect, or successfully withdraws or loses, such holder’s right to appraisal, the stockholder’s shares of common stock of AAMAC will be deemed to have been converted at the effective time of the Acquisition into the right to receive common stock of the Company. A stockholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the Acquisition or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the common stock of the Company in accordance with Section 262.

From and after the effective time of the Acquisition, no dissenting stockholder shall have any rights of a stockholder of AAMAC with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of common stock of AAMAC, if any, payable to stockholders of AAMAC of record as of a time prior to the effective time of the Acquisition; provided, however, that if a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after the effective time of the Acquisition, or subsequently with the written approval of the surviving company, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the Acquisition consideration in accordance with the terms of the Purchase Agreement. Once a petition for appraisal is filed with the Delaware court, however, the appraisal proceeding may not be dismissed as to any stockholder of AAMAC without the approval of the court.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

General Information

All AAMAC stockholders are cordially invited to attend the Stockholder Special Meeting in person. To ensure your representation at the Stockholder Special Meeting, however, you are urged to complete, sign, date and return as soon as possible the proxy card that will be included with the definitive proxy statement/prospectus when delivered to you. If you are a stockholder of record of AAMAC common stock, you may also cast your vote in person at the Stockholder Special Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Stockholder Special Meeting and vote in person, you must obtain a proxy from your broker or bank. If you do not submit your proxy or vote in person at the Stockholder Special Meeting or, if you hold your shares through a broker or bank, if you do not instruct your broker how to vote your shares or obtain a proxy from your broker or bank to vote in person at the Stockholder Special Meeting, it will have the same effect as a vote against the approval of the Charter Amendment, against the adoption of the Purchase Agreement and approval of the Acquisition and against the approval of the New Charter Provisions Proposals.

As of the record date for the Stockholder Special Meeting, AAMAC’s initial stockholders, including all of its directors and officers and their affiliates, owned an aggregate of approximately 21.66% of the outstanding shares of AAMAC common stock, including 10,350,000 shares which were purchased prior to AAMAC’s initial public offering and an additional 859,200 shares purchased subsequent to the initial public offering. Pursuant to letter agreements entered into by AAMAC, the representative of the underwriters in AAMAC’s initial public offering and each of these stockholders, all of these stockholders have agreed to vote their shares acquired prior to AAMAC’s initial public offering in accordance with the vote of the majority in interest of all other AAMAC stockholders with respect to the Acquisition Proposal. In addition, pursuant to an amended voting agreement entered into by AAMAC, the Company, Great American and the AAMAC founders in connection with the execution of the Purchase Agreement, the AAMAC founders have agreed to vote their AAMAC common stock (other than the AAMAC common stock acquired by them prior to AAMAC’s initial public offering, which will be voted as indicated above with respect to the Acquisition Proposal) in favor of the proposals presented at the Stockholder Special Meeting.

A complete list of AAMAC stockholders of record entitled to vote at the Stockholder Special Meeting will be available for ten days before the Stockholder Special Meeting at the principal executive offices of AAMAC for inspection by stockholders during ordinary business hours for any purpose germane to the Stockholder Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Stockholder Special Meeting or not, please carefully read, when available, the definitive proxy statement/prospectus and sign, date and return the proxy card delivered therewith as soon as possible using the envelope provided with the definitive proxy statement/prospectus. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker or bank to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

/s/ Mark D. Klein

Mark D. Klein

Chief Executive Officer

July 8, 2009

A DESCRIPTION OF THE DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS AND OTHERWISE, OF THE PARTIES IS INCLUDED IN THE PRELIMINARY PROXY STATEMENT OF AAMAC AS WELL AS THE REGISTRATION STATEMENT ON FORM S-4 OF THE COMPANY, INCLUDING UNDER THE SECTION THEREOF ENTITLED “CERTAIN BENEFITS OF AAMAC’S DIRECTORS AND OFFICERS IN THE ACQUISITION” WHICH IS AVAILABLE FREE OF CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) WEBSITE, WWW.SEC.GOV. YOU ARE URGED TO READ, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELATED DOCUMENTS OF AAMAC AND THE EFFECTIVE REGISTRATION STATEMENT OF THE COMPANY, EACH OF WHICH WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEBSITE WHEN FILED. YOU MAY ALSO OBTAIN A COPY OF THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, FROM AAMAC BY REQUEST DIRECTED TO: PAUL D. LAPPING, CHIEF FINANCIAL OFFICER, ALTERNATIVE ASSET MANAGEMENT ACQUISITION CORP., 150 EAST 42ND STREET, NEW YORK, NY 10022; TELEPHONE NO. (212)-409-2434.

SUMMARY OF THE MATERIAL TERMS OF THE WARRANT REDEMPTION PROPOSAL,

THE CHARTER AMENDMENT PROPOSAL, THE ACQUISITION PROPOSAL AND THE

NEW CHARTER PROVISIONS PROPOSALS

The following summary highlights some of the information regarding the Warrant Redemption, the Charter Amendment Proposal, the Acquisition Proposal and the New Charter Provisions Proposals. It does not contain all of the information that you should consider before deciding how to vote on any of the proposals described herein. You should read carefully the more detailed information that will be set forth in the definitive proxy statement/prospectus that will be delivered to you, including the information set forth under the caption “Risk Factors,” in order to make a decision as to how to vote on each proposal. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the notice delivered herewith.

•	Prior to the Stockholder Special Meeting, the Warrantholder Special Meeting will take place to consider and vote on the following proposals:

•

Summary of Warrant Redemption Proposal: a proposal to amend the Warrant Agreement dated August 1, 2007, by and between AAMAC and Continental Stock Transfer & Trust Company as Warrant Agent (the “Warrant Agreement”), which governs the terms of AAMAC’s outstanding warrants, including those held by AAMAC’s sponsors, which were issued in the private offering consummated immediately prior to AAMAC’s IPO, to (a) require the redemption of all of the issued and outstanding warrants, including the sponsor warrants, at a price of $0.50 per warrant, at any time on or prior to the 90th day following the Acquisition, (b) delay the commencement of the exercisability of the warrants from immediately following the Acquisition to the 91st day following the consummation of the Acquisition and (c) preclude any adjustment of the warrants as a result of the Acquisition.

o	Pursuant to Section 18 of the Warrant Agreement, AAMAC and the Warrant Agent may amend any provision of the Warrant Agreement with the consent of the holders of warrants (public warrants and sponsor warrants collectively) exercisable for a majority in interest of the shares of common stock of AAMAC issuable upon exercise of all outstanding warrants that would be affected by such amendment.

o

If the Warrant Redemption Proposal is approved, the Company: (a) intends to commence an offer to exchange all outstanding warrants of the Company, as soon as practicable and legally permissible and within 90 days following the closing of the Acquisition, for warrants of the Company with an exercise price greater than the existing exercise price of $7.50 and an exercise period ending after July 31, 2012 (the existing expiration date of the exercise period) and (b) will redeem the warrants not exchanged as described above at any time on or prior to the 90th day following the Acquisition.

o	The founders will either (a) agree to have their warrants redeemed or (b) exchange their founders’ warrants, in accordance with the election of either (a) or (b), above made by a majority in interest of warrantholders.

o

The Warrant Redemption presents some potential disadvantages to the AAMAC warrantholders, including that the public warrants would become exercisable only upon the expiration of the 90 day period following the Acquisition, which means that warrantholders will have no opportunity to participate in any benefits of the Acquisition if the Warrant Redemption is consummated (as the warrants would be redeemed 90 days following the Acquisition). In addition, precluding adjustment of the warrants as a result of the Acquisition denies warrantholders the opportunity to maintain the equity position to which they would otherwise be entitled absent the Warrant Redemption.

o	If the Acquisition is not consummated and AAMAC does not consummate an initial business combination by August 1, 2009, AAMAC will be required to liquidate and all the AAMAC warrants will expire worthless.

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Summary of Warrantholder Adjournment Proposal: a proposal to adjourn the Warrantholder Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time there are not sufficient votes to approve the amendment to the Warrant Agreement.

•	Following the Warrantholder Special Meeting, the Stockholder Special Meeting will take place to consider and vote on the following proposals:

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Summary of Charter Amendment Proposal: Pursuant to AAMAC’s amended and restated certificate of incorporation, AAMAC’s corporate existence will automatically terminate on August 1, 2009, unless AAMAC consummates a “business combination” as defined. To constitute a “business combination,” AAMAC must acquire a target business whose fair market value is equal to at least 80% of the balance of AAMAC’s trust account (excluding deferred underwriting discounts and commissions), or the 80% test, and which results in (a) the ownership by AAMAC of at least 51% of the voting equity interests of the target business and (b) control by AAMAC of the majority of any governing body of the target business. The manner in which the Acquisition is structured, the agreement of the parties as to the constitution of the Company’s board of directors following the Acquisition and the consideration to be paid in connection with the Acquisition cause the Acquisition to fail to qualify as a “business combination” as such term is currently defined in AAMAC’s amended and restated certificate of incorporation. Accordingly, AAMAC is requesting that its stockholders approve an amendment to the definition of “business combination” contained in AAMAC’s amended and restated certificate of incorporation to enable AAMAC to consummate the Acquisition. Specifically, AAMAC is seeking the approval of its stockholders to amend its amended and restated certificate of incorporation to modify the definition of “business combination” in Article Sixth to (a) permit AAMAC or an affiliate of AAMAC to hold at least 51% of the voting equity interests of the target business, (b) eliminate the requirement that AAMAC control the majority of any governing body of the target business and (c) eliminate the requirement that the fair market value of the target business equal at least 80% of the balance of AAMAC’s trust account. As a result, approval of the Charter Amendment will permit the consummation of the Acquisition pursuant to which (a) an affiliate of AAMAC, namely the Company, will acquire 100% of Great American’s membership interests, (b) AAMAC stockholders will not control the governing body of the target business, Great American, or the governing body of the Company, which will be the parent of Great American following the Acquisition, and (c) the fair market value of the acquired business will not be equal to at least 80% of the net assets held in AAMAC’s trust account.

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The target business for purposes of the definition of “business combination” is Great American. Following the Acquisition, the Company, which is currently a subsidiary of AAMAC, will own 100% of the voting equity interests of Great American. Due to the reverse merger of AAMAC with and into Merger Sub, AAMAC will also become a wholly-owned subsidiary of the Company and AAMAC and Great American will be sister companies.

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Upon consummation of the Acquisition, holders of AAMAC common stock will receive 1.23 shares of common stock of the Company for each share of AAMAC common stock. As a result, holders of AAMAC common stock will receive 54,922,000 shares of Company common stock, or approximately 82.07% of the shares of the Company on a fully diluted basis (assuming that (i) all warrantholders participate in the Warrant Redemption, (ii) no holders of the Public Shares elect to convert their shares into a portion of the trust account, (iii) the AAMAC founders cancel 920,000 shares they receive upon exchange of their AAMAC common stock for Company common stock in connection with the Acquisition and (iv) the 1,440,000 shares payable to the Phantom Equityholders are 100% vested), or holders of AAMAC common stock will receive 39,645401 shares of Company common stock, or approximately 76.76% on a fully diluted basis (assuming that (i) all warrantholders participate in the Warrant Redemption, (ii) no holders of the Public Shares elect to convert their shares into a portion of the trust account, (iii) the AAMAC founders cancel 920,000 shares they receive upon exchange of their AAMAC common stock for Company common stock in connection with the Acquisition and (iv) the 1,440,000 shares payable to the Phantom Equityholders are 100% vested). However, following the Acquisition, the Company (and not AAMAC) will own 100% of the voting equity interests of Great American. As a result, although the Acquisition involves the purchase of all of the membership interests of Great American, it fails to meet the definition of business combination because the Acquisition occurs indirectly through an affiliate rather than directly by AAMAC. The proposed amendment to the definition of “business combination”, which contemplates majority ownership of the target business being acquired by an affiliate of AAMAC, permits the manner in which the Acquisition is structured, which the AAMAC board of directors believes to be most beneficial to all parties, to qualify as a business combination.

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If the Charter Amendment is approved, the ownership test in the definition of “business combination” can be satisfied by AAMAC or one of its affiliates owning 51% of the voting equity interests of the target business without AAMAC stockholders controlling the governing body of AAMAC’s target business, Great American, or controlling the governing body of the Company.

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Following the Acquisition, the Company, as the sole stockholder of AAMAC, will, through its board of directors, control 100% of the governing body of Great American (namely, its board of directors). However, pursuant to the Purchase Agreement, Great American has the right to appoint four members of the Company’s board of directors and AAMAC has the right to appoint three members of the Company’s board of directors to serve following the Acquisition. As a result of these board appointments, ultimate control of Great American will reside with those directors of the Company appointed by Great American and not those appointed by AAMAC.

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Although the AAMAC Board of Directors determined, based in part upon the presentation and opinion of Financo, Inc. that the consideration with respect to the proposed transaction meets or exceeds the 80% test, based on feedback from its presentations to stockholders and potential investors, AAMAC and Great American determined to revise the consideration to be paid to the Great American Members and the Phantom Equityholders. As a result of Amendment No. 2 to the Purchase Agreement, the total consideration to be paid with respect to the Acquisition to the Great American Members and the Phantom Equityholders will be reduced to an amount that is less than 80% of the amount in the AAMAC trust account as required pursuant to the 80% test requirement set forth in AAMAC’s amended and restated certificate of incorporation. The AAMAC Board of Directors believes that the reduction in the consideration to be paid to Great American with respect to the Acquisition is in the best interests of AAMAC and its stockholders notwithstanding that aggregate consideration to the target business no longer meets the 80% test requirement of AAMAC’s amended and restated certificate of incorporation.

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Approval of the Charter Amendment will permit the consummation of the Acquisition pursuant to which (a) an affiliate of AAMAC, namely, the Company, will acquire 100% of Great American’s membership interests, (b) AAMAC stockholders will not control the governing body of AAMAC’s target business, Great American, or the governing body of the Company and (c) the fair market value of the acquired business will not be equal to at least 80% of the net assets held in AAMAC’s trust account.

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If the requisite approval is received at the Stockholder Special Meeting, the amendment to AAMAC’s amended and restated certificate of incorporation will be filed with the Secretary of State of the State of Delaware immediately and prior to the presentation of the Acquisition Proposal to the Stockholder Special Meeting. If the Charter Amendment Proposal is not approved at the Stockholder and the amendment to the amended and restated certificate of incorporation filed with the Secretary of State of the State of Delaware, the Acquisition Proposal will not be presented at the Stockholder Special Meeting for a vote.

•	Summary of Acquisition Proposal:

•	The parties to the Purchase Agreement are AAMAC, the Company and Merger Sub, on one hand, and Great American, the Great American Members and the Phantom Equityholders on the other hand.

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As a result of the Acquisition, each of AAMAC and Great American will become wholly-owned subsidiaries of the Company and the outstanding shares of AAMAC common stock will be exchanged for common stock of the Company at a conversion ratio of 1.23 shares of the Company’s common stock for each 1.0 shares of AAMAC common stock (the “Exchange”).

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Great American is a leading provider of asset disposition solutions and valuation and appraisal services to a wide range of retail, wholesale and industrial clients, as well as lenders, capital providers, private equity investors and professional service firms.

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Immediately following the Acquisition, AAMAC stockholders will own approximately 82.07% of the shares of the Company common stock outstanding on a fully diluted basis (assuming that (i) all warrantholders participate in the Warrant Redemption, (ii) no holders of the Public Shares elect to convert their shares into a portion of the trust account, (iii) the AAMAC founders cancel 920,000 shares they receive upon exchange of their AAMAC common stock for Company common stock in connection with the Acquisition and (iv) the 1,440,000 shares payable to the Phantom Equityholders are 100% vested) or approximately 76.76% on a fully diluted basis (assuming that (i) all warrantholders participate in the Warrant Redemption, (ii) no holders of the Public Shares elect to convert their shares into a portion of the trust account, (iii) the AAMAC founders cancel 920,000 shares they receive upon exchange of their AAMAC common stock for Company common stock in connection with the Acquisition and (iv) the 1,440,000 shares payable to the Phantom Equityholders are 100% vested). Due to a number of factors, which include, but are not limited to: (i) the number of shares of AAMAC common stock converted into cash and (ii) the number of shares of AAMAC common stock purchased pursuant to certain purchase arrangements (discussed below), it is not possible, as of the date of this notice, to determine the exact number of shares of the Company which will be owned by former AAMAC stockholders.

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As consideration for the Contribution, simultaneously with the consummation of the Acquisition and liquidation of the trust account, the Great American Members and Phantom Equityholders will collectively receive (i) a cash payment equal to $60,000,000 (the “Cash Consideration”) and (ii) 12,000,000 shares of common stock of the Company (the “Closing Stock Consideration”). Additionally, the Great American Members will be eligible to receive (subject to certain vesting requirements set forth in the Purchase Agreement) an additional $10,000,000 cash payment based upon Great American’s achievement of any one of the following Adjusted EBITDA targets (where Adjusted EBITDA is calculated pursuant to the terms of the Purchase Agreement): (i) $45,000,000 in Adjusted EBITDA for the twelve (12) months ending December 31, 2009, (ii) $47,500,000 in Adjusted EBITDA for the twelve (12) months ending March 31, 2010, or (iii) $50,000,000 in Adjusted EBITDA for the twelve (12) months ending June 30, 2010 (collectively, the “EBITDA Targets”). Additionally, the Great American Members, together with the Phantom Equityholders (collectively, the “Contribution Consideration Recipients”), will be eligible to receive up to an aggregate of

6,000,000 additional shares of common stock of the Company in connection with Great American’s achievement of the following Adjusted EBITDA targets: (i) 2,000,000 shares of the Company’s common stock in the event Great American achieves any one of the EBITDA Targets set forth above; (ii) 2,000,000 shares of the Company’s common stock in the event Great American achieves $55,000,000 in Adjusted EBITDA for the fiscal year ending December 31, 2010 (the “2010 Target”); and (iii) 2,000,000 shares of the Company’s common stock in the event Great American achieves $65,000,000 in Adjusted EBITDA for the fiscal year ending December 31, 2011 (the “2011 Target”). In the event Great American fails to meet the 2010 Target but achieves the 2011 Target, Great American will issue 4,000,000 shares of the Company common stock 2,000,000 for the 2010 Target and 2,000,000 for the 2011 Target. In the event Great American does not achieve any of the Adjusted EBITDA targets, the Contribution Consideration Recipients shall not be entitled to receive any of such 6,000,000 shares of Company common stock.

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The AAMAC directors, officers and sponsors, have agreed that: (i) 2,500,000 of the shares of Company common stock they will receive in exchange for their AAMAC founder stock will continue to be held in escrow until Great American’s achievement of certain Adjusted EBITDA targets (the “Contingent Stock”) and (ii) 6,350,000 shares of AAMAC founder stock, in addition to the additional 920,000 shares of the Company’s common stock received in connection with the Exchange will be cancelled upon consummation of the Acquisition. The Contingent Stock will be released, as follows: (a) upon the achievement of any of the EBITDA Targets, 1,500,000 shares of Contingent Stock will be released, (b) upon the achievement of the 2010 Target, 500,000 shares of Contingent Stock will be released and (c) upon the achievement of the 2011 Target, 500,000 shares of Contingent Stock will be released. No Contingent Stock will have any voting rights until released from escrow. If Great American fails to meet any of the EBITDA targets set forth above, then the portion of the Contingent Stock that would have been released upon the achievement of such target shall be forfeited and cancelled. Notwithstanding the foregoing, in the event Great American does not meet the 2010 Target but does meet the 2011 Target, the 500,000 shares of Contingent Stock to be forfeited and cancelled due to the failure by Great American to meet the 2010 Target shall not be forfeited and cancelled but instead released to the founders upon Great American meeting the 2011 Target (in addition to the 500,000 shares of Contingent Stock to be released upon Great American meeting the 2011 Target).

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Pursuant to an Escrow Agreement (the “Acquisition Escrow Agreement”) by and among AAMAC, the Company, Great American, the Member Representative and Continental Stock Transfer & Trust Company (the “Escrow Agent”), the Escrow Agreement is the sole remedy for (i) certain indemnification obligations set forth in the Purchase Agreement, (ii) the Working Capital Shortfall (as defined in the Purchase Agreement), and (iii) the Inventory Amount Shortfall (as defined in the Purchase Agreement). As a result, 1,500,000 shares of the Company’s common stock (the “Escrowed Indemnification Stock”) will be withheld from the Closing Stock Consideration, which shall be allocated among the Contribution Consideration Recipients, pro rata. The Acquisition Escrow Agreement provides that, (i) on the thirtieth day after the date the Company has filed with the SEC its Annual Report on Form 10-K (the “Annual Report”) for the year ending December 31, 2009, the Escrow Agent shall release 600,000 shares of the Escrowed Indemnification Stock, less that portion thereof applied in satisfaction of, or reserved with respect to, obligations of the Contribution

Consideration Recipients in connection with: (a) claims made pursuant to certain indemnification obligations pursuant to the Purchase Agreement, (b) any Working Capital Shortfall and (c) any Inventory Amount Shortfall (collectively, clauses (a), (b), and (c) “Escrow Claims”), and (ii) on the thirtieth day after the date the Company has filed with the SEC its Annual Report for the year ending December 31, 2010, the Escrow Agent shall release all of the shares then comprising the Escrowed Indemnification Stock remaining in escrow, less that portion thereof applied in satisfaction of, or reserved with respect to, Escrow Claims; provided, however, that with respect to any Escrow Claim made with respect to clause (c), the sole remedy is the return of 1,320,000 shares of the Company’s common stock.

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Each Contribution Consideration Recipient, with respect to any Closing Stock Consideration that it receives pursuant to the Purchase Agreement will enter into a “lock-up” agreement and each AAMAC founder receiving the Company’s common stock shall remain subject to the “lock-up” agreements set forth in the Escrow Agreement dated on or about August 1, 2007.

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The consummation of the Acquisition is conditioned upon holders of less than 30% of the Public Shares voting against the Acquisition and seeking conversion of their Public Shares into cash in accordance with AAMAC’s amended and restated certificate of incorporation. At any time prior to the Stockholder Special Meeting or the Warrantholder Special Meeting, during a period when they are not then aware of any material nonpublic information regarding AAMAC or its securities, AAMAC, the AAMAC founders, Great American or the Great American Members and/or their respective affiliates may negotiate arrangements to provide for the purchase of Public Shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or they or AAMAC may enter into transactions with such persons and others to provide them with incentives to acquire shares of AAMAC’s Public Shares or vote their Public Shares in favor of the Acquisition Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the Public Shares entitled to vote on the Acquisition Proposal vote in its favor and that holders of fewer than 30% of the Public Shares vote against the Acquisition Proposal and demand conversion of their Public Shares into a pro rata portion of the trust account where it appears that such requirements would otherwise not be met. As of the date of this notice, no agreements to such effect have been entered into with any such investor or holder. AAMAC will file a Current Report on Form 8-K with the SEC to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Acquisition Proposal or the conversion threshold. Any such report will include descriptions of the arrangements entered into or significant purchases by any of the aforementioned persons.

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As of June 30, 2009, AAMAC has approximately $407,769,788 in its trust account (the “Trust Account”). If the Acquisition is consummated, AAMAC intends to use the funds held in the trust account (i) to pay the transaction fees and expenses up to the applicable caps, (ii) to pay $1,000,000 to Halcyon Asset Management, LLC (“Halcyon”), for expenses relating to the purchase agreement between AAMAC and Halcyon which was terminated in June 2008, (iii) to pay tax obligations and deferred underwriting compensation, (iv) to pay AAMAC stockholders who properly exercise their conversion rights, (v) to consummate the Warrant Redemption, (vi) to pay Hanover Group US, LLC $240,000 for administrative fees, (vii) to purchase up to $100.0 million of AAMAC’s common stock in connection with the consummation of the Acquisition (as described above), and (viii) for working capital and general corporate purposes of the Company and its subsidiaries following the consummation of the Acquisition. The Company will pay the Cash Consideration out of its working capital.

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Following the Acquisition, and pursuant to the Purchase Agreement, the Company’s Board of Directors will be comprised of seven members, with four being appointed by Great American and three being appointed by AAMAC. Following the Acquisition, the following individuals will comprise the Company’s Board of Directors: Andrew Gumaer (Great American designee), Harvey M. Yellen (Great American designee), Matthew J. Hart (Great American designee), Hugh G. Hilton (Great American designee), Michael J. Levitt (AAMAC designee), Mark D. Klein (AAMAC designee) and an additional independent director to be designated by AAMAC.

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Following the Acquisition, the following individuals will serve as executive officers of the Company: Andrew Gumaer, Chief Executive Officer, Harvey M. Yellen, President, Paul Erickson, Chief Financial Officer, Thomas E. Pabst, Chief Operating Officer, Scott K. Carpenter, Executive Vice President for Retail Services, Mark Naughton, General Counsel, Lester M. Friedman, President of Great American Group Advisory and Valuation Services, LLC and Mark Weitz, President, Wholesale and Industrial Services.

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Pursuant to the terms of the Purchase Agreement, Messrs. Gumaer and Yellen agreed not to compete with the Company, or solicit any employees of the Company, following the Acquisition until the later of: (a) the third anniversary of the closing of the Acquisition or (b) the date that is one year from the date that such person is no longer employed by Great American or any affiliate thereof.

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The Company will enter into new employment agreements with each of Andrew Gumaer, Chief Executive Officer of Great American, Harvey Yellen, President of Great American, Paul Erickson, Chief Financial Officer of Great American and Scott Carpenter, Executive Vice President for Retail Services of Great American, each of whom will be employed in a similar role and capacity with the Company.

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Summary of New Charter Provisions Proposals, Stock Incentive Plan Proposal, and Stockholder Adjournment Proposal: In addition to voting on the Charter Amendment Proposal and the Acquisition Proposal, the stockholders of AAMAC will vote on proposals to:

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approve certain material provisions of the Company’s certificate of incorporation that are not included in AAMAC’s amended and restated certificate of incorporation. The material differences between the provisions of the Company’s certificate of incorporation and those of AAMAC’s amended and restated certificate of incorporation are as follows:

o	AAMAC’s amended and restated certificate of incorporation authorizes 120,000,000 shares of common stock and 1,000,000 shares of preferred stock, whereas the Company’s certificate of incorporation authorizes 135,000,000 shares of common stock and 10,000,000 shares of preferred stock;

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The number of shares of authorized capital stock set forth in the Company’s certificate of incorporation is necessary for the Company to have sufficient additional authorized stock for financing the Company’s business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits.

o	AAMAC’s amended and restated certificate of incorporation provides that AAMAC’s corporate existence will terminate on August 1, 2009, whereas the

Company’s certificate of incorporation provides that the Company’s corporate existence is perpetual;

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AAMAC’s amended and restated certificate of incorporation provides that AAMAC’s corporate existence will terminate on August 1, 2009. Perpetual existence is the usual period of existence for corporations and AAMAC’s board of directors believes it is the most appropriate period for the Company following the Acquisition.

o	AAMAC’s amended and restated certificate of incorporation contains provisions which relate to AAMAC’s status as a blank check company whereas the Company’s certificate of incorporation does not;

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The provisions contained in Article Sixth of AAMAC’s amended and restated certificate of incorporation relate to the operation of AAMAC as a blank check company prior to the consummation of its initial business combination and will not be applicable to the business of the Company after consummation of the Acquisition. Accordingly, they will serve no further purpose.

o	AAMAC’s amended and restated certificate of incorporation provides that any contracts submitted for a vote at a meeting of stockholders and approved by a majority of the capital stock represented at such meeting and entitled to vote thereat shall be valid and binding as though such contract had been approved by or ratified by all stockholders, whether or not such contract would be open to legal attack because of directors’ interests or for any other reason, whereas the Company’s certificate or incorporation does not contain such a provision;

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AAMAC’s amended and restated certificate of incorporation limited stockholders’ ability to challenge transactions in which AAMAC may engage. The absence of such a provision from the Company’s certificate of incorporation permits the board of directors to exercise its business judgment but will reserve stockholders’ ability to challenge such decisions to the fullest extent of the law.

o	AAMAC’s amended and restated certificate of incorporation provides that the board of directors shall indemnify to the fullest extent permitted by Section 145 of the DGCL all persons whom it may indemnify pursuant to Section 145 of the DGCL, whereas the Company’s certificate of incorporation provides that the board of directors shall indemnify officers and directors to the extent permitted by Section 145 of the DGCL and that the board of directors, in its sole discretion, may indemnify other persons who are permitted to be indemnified pursuant to Section 145 of the DGCL;

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The Company’s indemnification provision provides the board of directors of the Company with the discretion of who should be indemnified by the Company whereas AAMAC’s amended and restated certificate of incorporation extended indemnification to all individuals covered by Section 145 of the DGCL.

o	in its amended and restated certificate of incorporation, AAMAC elected not to be governed by Section 203 of the DGCL, whereas the Company’s certificate of incorporation does not contain such an opt-out provision;

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AAMAC decided to opt out of the application of Section 203 of the DGCL. Whereas such decision facilitated AAMAC’s business purpose of engaging in a business combination, the Company opted in to the protections afforded by Section 203 of the DGCL, which may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company.

•	approve the 2009 Stock Incentive Plan (an equity-based performance plan); and

•	adjourn the Stockholder Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of the proxies.

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AAMAC’s directors and officers and certain other persons have interests in the Acquisition that are different from, or in addition to, the interests of the public stockholders. These interests include, among other things:

•	AAMAC’s directors and officers own AAMAC common stock and warrants that would become worthless in the event of AAMAC’s liquidation.

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STC Investment Holdings LLC, OHL Limited, Solar Capital, LLC, Jakal Investments LLC, each affiliated with AAMAC officers or directors, and Mark D. Klein and Steven Shenfeld purchased an aggregate of 4,625,000 sponsor warrants at $1.00 per warrant. Holders of the sponsor warrants, like the holders of public warrants, are subject to and are being asked to consider and vote upon, the Warrant Redemption Proposal. The holders of the sponsor warrants have agreed to vote in favor of the Warrant Redemption Proposal and, if the Warrant Redemption Proposal is approved, the holders of the sponsor warrants will participate in such redemption. If AAMAC does not consummate the Acquisition, the sponsor warrants will expire worthless.

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Michael J. Levitt, chairman of AAMAC’s Board of Directors and Mr. Klein, president and a director of AAMAC, are directors of the Company. In the future, each will receive any cash fees, stock options or stock awards that the Company determines to pay to its non-executive directors.

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If AAMAC liquidates prior to the consummation of a business combination, Mr. Klein and Paul D. Lapping will be personally liable to pay debts and obligations to vendors and other entities that are owed money by AAMAC for services rendered or products sold to AAMAC, or to any target business, to the extent such creditors bring claims that would otherwise require payment from monies in the trust account, but only if such entities did not execute a waiver (even if such waiver is subsequently found to be invalid and unenforceable). If AAMAC is required to dissolve and liquidate and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, Messrs. Klein and Lapping have agreed to advance AAMAC the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $15,000) and not to seek repayment for such expenses.

•	Upon consummation of the Acquisition, the underwriters in AAMAC’s IPO, Citi Global Markets, Inc. and Lazard Capital Markets LLC, will be entitled to $13,500,000 in deferred underwriting commissions.

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If the Acquisition is consummated, then AAMAC will pay to Hanover Group US, LLC, an affiliate of one of AAMAC’s initial stockholders and sponsors, $240,000 as accrued payables representing 24 months’ worth of fees for general and administrative services, including office rent, at $10,000 per month.

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Except for the approval of the Warrant Redemption Proposal, which cannot be waived by any party, the obligations of the parties to the Purchase Agreement to consummate the Acquisition are subject to the satisfaction or waiver by each other party of the following specified conditions set forth in the Purchase Agreement before consummation of the Acquisition:

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the AAMAC stockholders shall have approved the Purchase Agreement and the transactions contemplated by the Purchase Agreement in accordance with the DGCL, which is referred to herein as the DGCL, and AAMAC’s amended and restated certificate of incorporation and the holders of less than 30% of the Public Shares shall have voted against the Acquisition and exercised their rights to convert their shares into a pro rata share of the trust account;

•	that the applicable waiting period under any antitrust laws shall have expired or been terminated;

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that all authorizations, approvals or permits required to be obtained from any governmental authority and all consents required from third parties required in connection with the Acquisition shall have been obtained;

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that no governmental entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which has the effect of making the Acquisition illegal or otherwise prohibiting consummation of the Acquisition substantially on the terms contemplated by the Purchase Agreement; and

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the registration statement relating to registration of the securities issued in connection with the Acquisition shall have been declared effective by the SEC and no stop order shall be in effect or pending or threatened by the SEC and shares of Company common stock shall have been approved for listing on the NYSE Amex.

•	The obligations of AAMAC, the Company and Merger Sub to consummate the Acquisition are subject to various additional closing conditions (unless waived by each of AAMAC, the Company and Merger Sub):

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the accuracy in all respects on the date of the Purchase Agreement and the closing date of all of representations and warranties of Great American and the Great American Members, except (a) to the extent any representation or warranty refers specifically to an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date and (b) this condition will be satisfied unless the incorrectness of such representation or warranty would, in the aggregate, reasonably be expected to result in a material adverse effect with respect to Great American as described below under “Material Adverse Effect”;

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the performance in all material respects of all covenants and obligations required to be performed by or complied with by Great American and the Great American Members under the Purchase Agreement at or prior to the effective time;

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the delivery to AAMAC by Great American of an officer’s certificate for the purpose of evidencing the accuracy of the representations or warranties made by Great American and the Great American Members, certifying the performance of the covenants or obligations required to be performed by Great American and the Great American Members, and certifying that no material adverse effect with respect to AAMAC occurred;

•	the delivery by Great American to AAMAC of certain corporate resolutions approving the Acquisition;

•	no material adverse effect with respect to Great American shall have occurred since the date of the Purchase Agreement;

•	the receipt by AAMAC of a satisfactory opinion from counsel to Great American;

•	the receipt of appropriate agreements reflecting the lockup agreements of the Great American Members and the Phantom Equityholders;

•	the receipt of executed employment agreements from four of the current employees of Great American; and

•	the resignations of the managers, directors and officers of Great American from their positions with Great American immediately prior to the closing of the Acquisition.

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The obligations of Great American and the Great American Members to consummate the Acquisition are subject to various additional closing conditions (unless waived by each of AAMAC, the Company and Merger Sub):

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the accuracy in all material respects on the date of the Purchase Agreement and the closing date of all of representations and warranties of AAMAC, the Company and Merger Sub, except (a) to the extent any representation or warranty refers specifically to an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date and (b) this condition will be satisfied unless the incorrectness of such representation or warranty would, in the aggregate, reasonably be expected to result in a material adverse effect with respect to AAMAC as described below under “Material Adverse Effect”;

•

the performance in all material respects of all covenants and obligations required to be performed by or complied with by AAMAC, the Company and Merger Sub under the Purchase Agreement at or prior to the effective time;

•

the delivery to Great American by AAMAC of an officer’s certificate for the purpose of evidencing the accuracy of the representations or warranties made by AAMAC, the Company and Merger Sub, certifying the performance of the covenants or obligations required to be performed by AAMAC, the Company and Merger Sub, and certifying that no material adverse effect with respect to AAMAC occurred;

•	the delivery by AAMAC to Great American of certain corporate resolutions approving the Acquisition;

•	no material adverse effect with respect to AAMAC shall have occurred since the date of the Purchase Agreement;

•	the receipt by Great American of a satisfactory opinion from counsel to AAMAC, the Company and Merger Sub;

•	the board of directors of the Company shall be constituted as provided in the Purchase Agreement;

•	the receipt of appropriate agreements reflecting the lockup agreements of the AAMAC founders;

•	the receipt of the requisite approval from the AAMAC stockholders of the Reorganization (as defined in the Purchase Agreement) at the Stockholder Special Meeting;

•	the receipt of approval escrow agreements and letter agreements from the AAMAC founders;

•	the receipt of appropriate voting agreements from the AAMAC founders;

•	immediately prior the closing of the Acquisition, AAMAC’s compliance in all material respects with the reporting requirements of the securities laws;

•

the resignations of the directors and officers of AAMAC and Merger Sub from their positions with AAMAC and Merger Sub, respectively, immediately prior to the closing of the Acquisition effective as of the effective time; and

•	the receipt of the registration rights agreement to be entered into between the Company and the Contribution Consideration Recipients.

•

For the purposes of the Purchase Agreement, “material adverse effect” means any change or effect that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect upon the assets, liabilities, business, financial condition or operating results of the entity and its subsidiaries, taken as a whole. The term material adverse effect excludes any changes or effects after the date on which the Purchase Agreement is signed attributable to (i) general political, economic, financial, capital market or industry-wide conditions (except to the extent the entity is affected in a disproportionate manner relative to other companies in the industry in which the entity and its subsidiaries conduct business); (ii) the announcement of the execution of Purchase Agreement, or the pendency of the Acquisition, (iii) any condition described in disclosure schedules of Great American or AAMAC, as the case may be, to the Purchase Agreement, (iv) any change in the United States generally accepted accounting principles, or GAAP, or interpretations of GAAP, (v) the execution by the entity and performance of or compliance by the entity with the Purchase Agreement, (vi) any failure to meet any financial or other projections or (vii) any breach by the other parties of the Purchase Agreement.

•	The Purchase Agreement can be terminated by:

•	mutual written consent of AAMAC and Great American;

•

either AAMAC or Great American if (i) the closing conditions in the Purchase Agreement have not been satisfied by the other party by August 1, 2009; (ii) any governmental authority shall have enacted, issued, promulgated, enforced or entered any order or law that has the effect of enjoining or otherwise preventing or prohibiting the Acquisition; (iii) the AAMAC stockholders fail to approved the Acquisition (unless such failure to approve results from AAMAC’s breach of the Purchase Agreement, in which case AAMAC may not terminate pursuant to this provision); or (iv) stockholders of AAMAC holding 30% or more of the Public Shares vote against the Acquisition and exercise their conversion rights;

•

AAMAC if (i) prior to the closing there shall have been a material breach of any representation, warranty, covenant or agreement on the part of Great American or any Great American Member, or any representation or warranty of Great American or any Great American Member shall have become untrue or inaccurate, which breach or untrue representation or warranty (a) would give rise to the failure of a condition and (b) is incapable of being cured prior to the closing by Great American or a Great American Member or is not cured within ten days of notice of such breach, provided Great American or the Great American Members continued to exercise commercially reasonable best efforts to cure such breach, and provided further that AAMAC may not terminate pursuant to the provision if it has materially breached the Purchase Agreement, or (ii) any of the conditions to closing are unfulfilled by Great American or a Great American Member on August 1, 2009, provided, however that AAMAC may not terminate pursuant to this provision if it has materially breached the Purchase Agreement; or

•

Great American if (i) prior to the closing there shall have been a material breach of any representation, warranty, covenant or agreement on the part of AAMAC, the Company or Merger Sub or any representation or warranty of AAMAC, the Company or Merger Sub shall have become untrue or inaccurate, which breach or untrue representation or warranty (a) would give rise to the failure of a condition and (b) is incapable of being cured prior to the closing by AAMAC, the Company or Merger Sub or is not cured within ten days of notice of such breach, provided AAMAC, the Company or Merger Sub continues to exercise commercially reasonable best efforts to cure such breach, and provided further that Great American may not terminate pursuant to the provision if it has materially breached the Purchase Agreement or, (ii) any of the conditions to closing are unfulfilled by AAMAC, the Company or Merger Sub on August 1, 2009, provided, however that Great American may not terminate pursuant to this provision if it has materially breached the Purchase Agreement.

•

If the Purchase Agreement is terminated, neither party shall have any liability to the other party except for liability for any fraud or a breach of representation, warranty or covenant prior to termination as specifically set forth in the Purchase Agreement, and all rights and obligations of the parties pursuant to the Purchase Agreement shall cease, except as specifically set forth in the Purchase Agreement. However, if AAMAC wrongfully fails or refuses to consummate the Acquisition and if AAMAC consummates a business combination with any person other than Great American, AAMAC will reimburse Great American for the expenses Great American incurred, up to $1,000,000 in the aggregate, if Great American does not consummate a business combination resulting from an acquisition proposal, as defined in the Purchase Agreement, with an unaffiliated third party.

Annex A

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of Incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the Merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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